Exhibit 99.2

AMENDING AGREEMENT NO. 2

THIS AMENDING AGREEMENT NO. 2 (this “Amending Agreement”) is made as of October 24, 2016 between the parties to the Credit Agreement (as hereinafter defined).

WHEREAS:

A.        Reference is made to the credit agreement dated as of May 6, 2016 between, inter alios, Stantec Inc., as borrower (the “Borrower”), Canadian Imperial Bank of Commerce, as administrative agent (the “Administrative Agent”), and the financial institutions party thereto, as lenders, as amended by way of amending agreement no. 1 dated as of June 23, 2016 (collectively, the “Credit Agreement”).

B.        The Borrower, the Administrative Agent and the Lenders wish to amend the Credit Agreement on the terms and conditions set out herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained in this Amending Agreement and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1        One Amending Agreement. This Amending Agreement amends the Credit Agreement. This Amending Agreement and the Credit Agreement shall be read, interpreted, construed and have effect as, and shall constitute, one agreement with the same effect as if the amendments made by this Amending Agreement had been contained in the Credit Agreement as of the date of this Amending Agreement.

1.2        Defined Terms. In this Amending Agreement, unless something in the subject matter or context is inconsistent:

(a)	terms defined in the description of the parties or in the recitals have the respective meanings given to them in the description or recitals, as applicable; and

(b)	all other capitalized terms have the respective meanings given to them in the Credit Agreement as amended by Article Two of this Amending Agreement (collectively, the “Amended Credit Agreement”).

1.3        Headings. The headings of the Articles and Sections of this Amending Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Amending Agreement.

1.4        References. All references to Articles, Sections, Exhibits and Schedules, unless otherwise specified, are to Articles, Sections, Exhibits and Schedules of the Credit Agreement.

Stantec Amending Agreement No. 2

ARTICLE 2

AMENDMENTS

2.1        Asset Disposition. The definition of “Asset Disposition” is deleted in its entirety and replaced with the following:

“Asset Disposition” means, with respect to any Person, the sale, lease, license, transfer, assignment or other disposition of, or the expropriation, condemnation, destruction or other loss of, all or any portion of its business, assets, rights, revenues or property, real, personal or mixed, tangible or intangible, whether in one transaction or a series of transactions, other than (a) inventory sold in the ordinary course of business upon customary credit terms, (b) sales of worn-out, scrap or obsolete material or equipment which are not material in the aggregate, (c) licenses granted to third parties in the ordinary course of business, (d) sales from one Credit Party to another Credit Party (other than a Limited Credit Party), and (e) any non-cash capital contribution where such Investment is permitted hereunder.

2.2        New Definitions. The following definitions are added to Section 1.1 in alphabetical order.

“MEL” means Montgomery Engineers (Bermuda) Ltd., a corporation organized under the laws of Bermuda

“MWHBV” means MWH Holdings BV, a corporation organized under the laws of the Netherlands.

2.3        Permitted Acquisition. The definition of “Permitted Acquisition” is amended by adding the following sentence to the end thereof.

The acquisition by MWH Holdings, Inc. from MEL of all of the Equity Securities issued by MWHBV and owned by MEL in return for a reduction of intercompany indebtedness of approximately U.S.$11,900,000 owing by MEL to MWH Holdings, Inc., shall:

(i)	be deemed to be a “Permitted Acquisition” notwithstanding non-compliance with clause (c) hereof, and

(ii)	not count against the baskets contained in clauses (e) and (f) hereof.

2.4        Restricted Payment. Section 6.1(9) is amended by:

(a)	moving the word “and” from the end of clause (h) to the end of clause (i):

(b)	adding the following clause (j):

(j)	MWH Global, Inc. may make a payment of U.S.$1,500,000 to MEL on account of Indebtedness owing thereto;

(c)	adding the following sentence to the end thereof:

Stantec Amending Agreement No. 2

 Any payment that is effected by way of an Investment permitted hereunder shall not be a Restricted Payment.

2.5        Indebtedness. Section 6.1(1) is amended by moving the word “and” from the end of clause (n) and adding the following new clauses to the end of such Section:

(p)	Indebtedness of Stantec Inc. to Canadian Imperial Bank of Commerce in a principal amount of up to U.S.$317,000,000 incurred to indirectly finance the acquisition by Stantec Holdings II Ltd. of hybrid preferred shares issued by 3221969 Nova Scotia Company; provided that such Indebtedness is repaid on the day incurred; and

(q)	Indebtedness of MWHBV to MWH Holdings, Inc. in a principal amount of up to U.S.$38,000,000 incurred in connection with the reorganization of MEL.

2.6        Investments. Section 6.1(6) is amended by deleting the word “and” from the end of clause (i) and adding the following new clauses to the end of such Section:

(k)	the capital contribution by MWH Holdings, Inc. to MEL of up to U.S.$42,000,000 in cash;

(l)	the capital contribution by MWH Holdings, Inc. to MEL of a U.S.$1,100,000 receivable owing by MEL; and

(m)	the capital contribution by MWH Holdings, Inc. to MWH BV of all Equity Securities issued by MEL and owned by MWH Holdings.

2.7        Issuance of Shares. Section 6.1(12) is deleted in its entirety, and replaced with the following:

(12) Issuance of Shares. The Borrower shall not, and shall not permit any other Credit Party to, authorize or issue any preferred shares or other Equity Securities having a mandatory redemption right existing with regard thereto which could become operative on or before the Termination Date except where the holder thereof is another Credit Party.

2.8        3221969 Nova Scotia Company. The Borrower represents and warrants that, pursuant to certain guarantee, put and call agreements by and among Stantec Holdings II Ltd., Stantec Technology International Inc. and 3221969 Nova Scotia Company (collectively, the “GPCAs”), Equity Securities issued by 3221969 Nova Scotia Company to Stantec Holdings II Ltd. cannot be pledged unless the pledgee agrees to be bound by the terms of the GCPAs. The Lenders agree that, notwithstanding the terms of any Loan Document to the contrary, all present and future Equity Securities issued by 3221969 Nova Scotia to Stantec Holdings II Ltd. shall not constitute Collateral, and the Liens created under the Security Documents shall not attach thereto. The Lenders irrevocably authorize and direct the Administrative Agent to make such changes to the Security Documents as it may conclude are necessary or advisable to reflect such exclusion.

Stantec Amending Agreement No. 2

2.9        ULCs. The Lenders irrevocably authorize and direct the Administrative Agent to amend the New York law pledge and security agreement dated as of May 6, 2016 from, inter alios, Stantec Technology International Inc., as grantor, in such manner as the Administrative Agent may conclude is necessary or advisable in order to protect the Secured Parties from liability in connection with a pledge of shares of 3221969 Nova Scotia Company and any other unlimited liability company or corporation.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1        Confirmation of Representations. The Borrower represents and warrants that, as at the date of this Amending Agreement and assuming that the amendments made to the Credit Agreement by this Amending Agreement have become effective:

(a)	this Amending Agreement and the Confirmation appended hereto has been duly authorized, executed and delivered by each of the signatory Credit Parties;

(b)	the Credit Agreement, as amended hereby, constitutes a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditor’s rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law;

(c)	no Default or Event of Default has occurred and is continuing; and

(d)	the representations and warranties contained in Article 3 (other than those that are made with respect to a specific date) are true and correct as if made on the date hereof.

ARTICLE 4

CONDITIONS

4.1        Conditions Precedent. This Amending Agreement shall become effective on the date upon which there has been receipt by the Administrative Agent of:

(a)	a counterpart of this Amending Agreement executed by the Borrower, the Administrative Agent and the Required Lenders; and

(b)	a counterpart of the Confirmation appended to this Amending Agreement, executed by each Guarantor.

For the avoidance of doubt, upon and regardless of the date on which such conditions precedent are met, the effective date of this Amending Agreement will be as of October 24, 2016.

Stantec Amending Agreement No. 2

ARTICLE 5

GENERAL

5.1        Confirmation. Except as specifically stated herein, the Credit Agreement and the other Loan Documents shall continue in full force and effect in accordance with the provisions thereof. In particular but without limitation:

(a)	the Security Documents and the Liens granted thereunder continue in full force and effect in accordance with their terms notwithstanding this Amending Agreement and the amendments to the Credit Agreement effected hereby; and

(b)	the secured liabilities described in the Security Documents include indebtedness, liabilities and obligations arising under or in relation to the Amended Credit Agreement, and the Liens granted thereunder extend thereto.

All Secured Liabilities under the Credit Agreement shall be continuing with only the terms thereof being modified as provided in this Amending Agreement, and this Amending Agreement shall not evidence or result in a novation of such Secured Liabilities.

5.2        Interpretation. All references to the “this Agreement” or the “Credit Agreement” and all similar references in any of the other Loan Documents shall hereafter include, mean and be a reference to the Amended Credit Agreement without any requirement to amend such Loan Documents. This Amending Agreement shall constitute a “Loan Document” under, and as defined in, the Credit Agreement.

5.3        Binding Nature. This Amending Agreement shall enure to the benefit of and be binding upon the Borrower, the Administrative Agent and the Lenders and their respective successors and permitted assigns.

5.4        Conflicts. If, after the date of this Amending Agreement, any provision of this Amending Agreement is inconsistent with any provision of the Credit Agreement, the relevant provision of this Amending Agreement shall prevail.

5.5        Governing Law. This Amending Agreement will be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

5.6        Counterpart and Facsimile. This Amending Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. Delivery of an executed signature page to this Amending Agreement by any party by facsimile or other form of electronic transmission shall be as effective as delivery of a manually executed copy of this Amending Agreement by such party.

[signatures on the following pages]

Stantec Amending Agreement No. 2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC INC.

By:	(signed) “Daniel J. Lefaivre”
Name: Daniel J. Lefaivre
Title: Executive Vice President & Chief
Financial Officer

By:
Name: Paul J.D. Alpern
Title: Senior Vice President, Secretary &
General Counsel

Signature Page	Stantec Amending Agreement No. 2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC INC.

By:
Name: Daniel J. Lefaivre
Title: Executive Vice President & Chief
Financial Officer

By:	(signed) “Paul J.D. Alpern”
Name: Paul J.D. Alpern
Title: Senior Vice President, Secretary &
General Counsel

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

  CANADIAN IMPERIAL BANK OF

  COMMERCE, as Administrative Agent

By:	(signed) “[Name Redacted]”
Name: [Redacted]
Title: [Redacted]

By:	(signed) “[Name Redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No. 2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

  CANADIAN IMPERIAL BANK OF

  COMMERCE, as Lender

By:	(signed) “[Name Redacted]”
Name: [Redacted]
Title: [Redacted]

By:	(signed) “[Name Redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No. 2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

  ROYAL BANK OF CANADA, as Lender

By:	(signed) “[Name Redacted]”
Name: [Redacted]
Title: [Redacted]

By:
Name:
Title:

Signature Page	Stantec Amending Agreement No. 2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

  THE TORONTO-DOMINION BANK, as

  Lender

By:	(signed) “[Name Redacted]”
Name: [Redacted]
Title: [Redacted]

By:	(signed) “[Name Redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No. 2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

  BANK OF MONTREAL, as Lender

By:	(signed) “[Name Redacted]”
Name: [Redacted]
Title: [Redacted]

By:
Name:
Title:

Signature Page	Stantec Amending Agreement No. 2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

  NATIONAL BANK OF CANADA, as

  Lender

By:	(signed) “[Name Redacted]”
Name: [Redacted]
Title: [Redacted]

By:	(signed) “[Name Redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No. 2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

  HSBC BANK CANADA, as Lender

By:	(signed) “[Name Redacted]”
Name: [Redacted]
Title: [Redacted]

By:	(signed) “[Name Redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No. 2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

  BANK OF AMERICA, N.A., CANADA

  BRANCH, as Lender

By:	(signed) “[Name Redacted]”
Name: [Redacted]
Title: [Redacted]

By:
Name:
Title:

Signature Page	Stantec Amending Agreement No. 2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

RAYMOND JAMES FINANCE

COMPANY OF CANADA LTD., as

Lender

By:	(signed) “[Name Redacted]”
Name: [Redacted]
Title: [Redacted]

By:
Name:
Title:

Signature Page	Stantec Amending Agreement No. 2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

RAYMOND JAMES BANK, N.A., as Lender

By:	(signed) “[Name Redacted]”
Name: [Redacted]
Title: [Redacted]

By:
Name:
Title:

Signature Page	Stantec Amending Agreement No. 2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

CAISSE CENTRALE DESJARDINS, as Lender

By:	(signed) “[Name Redacted]”
Name: [Redacted]
Title: [Redacted]

By:	(signed) “[Name Redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No. 2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

ALBERTA TREASURY BRANCHES, as Lender

By:	(signed) “[Name Redacted]”
Name: [Redacted]
Title: [Redacted]

By:	(signed) “[Name Redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No. 2

S-13A

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

WELLS FARGO BANK N.A.,

CANADIAN BRANCH, as Lender

By:	(signed) “[Name Redacted]”
Name: [Redacted]
Title: [Redacted]

By:
Name:
Title:

Signature Page	Stantec Amending Agreement No. 2

CONFIRMATION

Each undersigned Guarantor acknowledges and irrevocably consents to the terms of the Amending Agreement. Each undersigned Guarantor further represents, warrants, and confirms to the Administrative Agent for the benefit of each Secured Party that:

(a)	the Credit Party Guarantee and the guarantees and indemnities granted thereunder continue in full force and effect in accordance with their terms notwithstanding the Amending Agreement and the amendments to the Credit Agreement effected thereby;

(b)	such guarantees and indemnities extend to the indebtedness, liabilities and obligations of the Borrower under the Amended Credit Agreement;

(c)	the Security Documents and the Liens granted thereunder continue in full force and effect in accordance with their terms notwithstanding the Amending Agreement and the amendments to the Credit Agreement effected thereby;

(d)	the secured liabilities described in the Security Documents include indebtedness, liabilities and obligations arising under or in relation to the Amended Credit Agreement, and the Liens granted thereunder extend thereto; and

(e)	all references to the “this Agreement” or the “Credit Agreement” and all similar references in any of the other Loan Documents shall hereafter mean and be a reference to the Amended Credit Agreement without any requirement to amend such Loan Documents.

[signatures on the next following pages]

Signature Page	Stantec Amending Agreement No. 2

STANTEC CONSULTING LTD.

By:	(signed) “Paul J.D. Alpern”
Name: Paul J.D. Alpern
Title: Senior Vice President

Signature Page	Stantec Amending Agreement No. 2

STANTEC ARCHITECTURE LTD.

By:	(signed) “Stanis I.R. Smith”
Name: Stanis I.R. Smith
Title: Executive Vice President & Secretary

Signature Page	Stantec Amending Agreement No. 2

STANTEC CONSULTING SERVICES INC.

By:	(signed) “Paul J.D. Alpern”
Name: Paul J.D. Alpern
Title: Senior Vice President

Signature Page	Stantec Amending Agreement No. 2

STANTEC GEOMATICS LTD.

By:	(signed) “Paul J.D. Alpern”
Name: Paul J.D. Alpern
Title: Senior Vice President

Signature Page	Stantec Amending Agreement No. 2

STANTEC CONSULTING

INTERNATIONAL LTD.

By:	(signed) “Paul J.D. Alpern”
Name: Paul J.D. Alpern
Title: Senior Vice President

Signature Page	Stantec Amending Agreement No. 2

STANTEC TECHNOLOGY

INTERNATIONAL INC.

By:	(signed) “Paul J.D. Alpern”
Name: Paul J.D. Alpern
Title: Senior Vice President

Signature Page	Stantec Amending Agreement No. 2

STANTEC HOLDINGS (DELAWARE)

III INC.

By:	(signed) “Daniel J. Lefaivre”
Name: Daniel J. Lefaivre
Title: Treasurer

Signature Page	Stantec Amending Agreement No. 2

STANTEC DELAWARE III LLC

By:	(signed) “Jeffrey P. Stone”
Name: Jeffrey P. Stone
Title: Vice President, Secretary & Treasurer

Signature Page	Stantec Amending Agreement No. 2

STANTEC DELAWARE IV LLC

By:	(signed) “Jeffrey P. Stone”
Name: Jeffrey P. Stone
Title: Vice President, Secretary & Treasurer

Signature Page	Stantec Amending Agreement No. 2

MUSTANG ACQUISITION HOLDINGS INC.

By:	(signed) “Paul J.D. Alpern”
Name: Paul J.D. Alpern
Title: Senior Vice President

Signature Page	Stantec Amending Agreement No. 2

STANTEC ARCHITECTURE INC.

By:	(signed) “Stanis I.R. Smith”
Name: Stanis I.R. Smith
Title: Executive Vice President

Signature Page	Stantec Amending Agreement No. 2

MWH GLOBAL, INC.

By:	(signed) “Alan J. Krause”
Name: Alan J. Krause
Title: President

Signature Page	Stantec Amending Agreement No. 2

MWH HOLDINGS, INC.

By:	(signed) “Alan J. Krause”
Name: Alan J. Krause
Title: President

Signature Page	Stantec Amending Agreement No. 2

MWH CONSTRUCTORS, INC.

By:	(signed) “Blair M. Lavoie”
Name: Blair M. Lavoie
Title: President

Signature Page	Stantec Amending Agreement No. 2

SLAYDEN CONSTRUCTORS, INC.

By:	(signed) “Gregory A. Huston”
Name: Gregory A. Huston
Title: President

Signature Page	Stantec Amending Agreement No. 2

MWH AMERICAS, INC.

By:	(signed) “Alan J. Krause”
Name: Alan J. Krause
Title: President

Signature Page	Stantec Amending Agreement No. 2

INNOVYZE, INC.

By:	(signed) “Paul F. Boulos”
Name: Paul F. Boulos
Title: President

Signature Page	Stantec Amending Agreement No. 2

HAWKSLEY CONSULTING, INC.

By:	(signed) “Alan J. Krause”
Name: Alan J. Krause
Title: President

Signature Page	Stantec Amending Agreement No. 2

HARZA INTERNATIONAL

DEVELOPMENT COMPANY, LLC

By:	(signed) “Alan J. Krause”
Name: Alan J. Krause
Title: President

Signature Page	Stantec Amending Agreement No. 2